UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Semper Paratus Acquisition Corporation
(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share
(Title of Class of Securities)

G8028L 107
(CUSIP Number)

Semper Paratus Sponsor LLC
200 East 78th Street New York, NY 10075
(646) 807-8832
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 3, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Semper Paratus Sponsor LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 13,283,333
	8	Shared Voting Power 0
	9	Sole Dispositive Power 13,283,333
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,283,333
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 83.98%
14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D/A

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this “Schedule 13D/A”) is being filed on behalf of Semper Paratus Sponsor LLC, a Delaware limited liability company (the “Reporting Person” or “Sponsor”) for the purpose of updating the ownership percentage of the Reporting Person reported in the Schedule 13D filed by the Reporting Person with the U.S. Securities and Exchange Commission (the “SEC”) on November 15, 2022 (the “Statement”) as a result of the redemption of approximately 32,116,947 Class A ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of Semper Paratus Acquisition Corporation, a Cayman Islands exempted company (the “Issuer”), as reported in the Current Report on Form 8-K filed by the Issuer with the SEC on February 9, 2023 and updating Item 4 and Item 5 of the Statement to account for the conversion of Class B ordinary shares of the Issuer held by the Reporting Person into Ordinary Shares, as reported in the Current Report on Form 8-K filed by the Issuer with the SEC on January 31, 2023.

This Schedule 13D/A is being filed to report amendments to the Statement as specifically set forth herein. Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement.

Item 1.	Security and Issuer.

This Schedule 13D/A relates to the Class A ordinary shares, par value $0.0001 per share, of Semper Paratus Acquisition Corporation, a Cayman Islands exempted company whose principal executive offices are located at 767 Third Avenue, 38th Floor, New York, New York 10017. On November 8, 2021, the Issuer consummated its initial public offering (the “IPO”) of 34,500,000 units (the “Units”). Prior to the closing of the IPO, the underwriters for the IPO exercised their over-allotment option in full. Each Unit consists of one Ordinary Share of the Company and one-half of one redeemable warrant of the Company (“Warrant”), with each whole Warrant entitling the holder thereof to purchase one Ordinary Share for $11.50 per share.

Item 2.	Identity and Background

The Schedule 13D/A is being filed by the following person:

Semper Paratus Sponsor LLC

The Sponsor is organized under the laws of the State of Delaware. Jeff Rogers is the sole managing member of the Sponsor. The address for the principal business office of the Reporting Person is 200 East 78th Street, New York, NY 10075.

The principal business of the Sponsor is investing in securities, including the securities of the Issuer.

During the last five years, the Reporting Person (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the Placement Units (as defined below) was $13,000,000. The aggregate purchase price for the Founder Shares (as defined below) was $25,000. In each case, the source of these funds was the working capital of Sponsor.

Item 4.	Purpose of Transaction

Founder Shares

In April 2021, the Sponsor purchased an aggregate of 8,625,000 Class B ordinary shares (the “Founder Shares”) for an aggregate purchase price of $25,000, or approximately $0.00029 per share. In August 2021, the Issuer effected a dividend of approximately 0.3628 shares for each outstanding Class B ordinary share, resulting in there being an aggregate of 11,754,150 Founder Shares outstanding worth approximately $0.0021 per share. On October 1, 2021, the Issuer effected a dividend of approximately 0.0195 shares for each outstanding Class B ordinary share, resulting in there being an aggregate of 11,983,333 Founder Shares outstanding, which amount included an aggregate of up to 1,530,000 Founder Shares that were subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment option was not exercised in full. Since the underwriters’ over-allotment was exercised in full, none of the Founder Shares were forfeited. As previously disclosed in the Current Report on Form 8-K filed by the Issuer with the SEC on January 31, 2023, the Sponsor elected to convert all of the outstanding Founder Shares into Ordinary Shares on a one-for-one basis (the “Conversion”) on January 30, 2023 and, as a result, all 11,983,333 outstanding Founder Shares were cancelled and 11,983,333 Ordinary Shares were issued to the Sponsor. The Sponsor agreed that all of the terms and conditions applicable to the Founder Shares set forth in the Letter Agreement (as defined below) shall continue to apply to the Ordinary Shares that the Founder Shares converted into, including the voting agreement, transfer restrictions and waiver of any right, title, interest or claim of any kind to the Trust Account (as defined in the Letter Agreement) or any monies or other assets held therein.

Placement Units

On November 8, 2021, as part of a private placement units purchase agreement dated November 3, 2021 (the “Private Placement Units Purchase Agreement”), Sponsor purchased 1,300,000 placement units (the “Placement Units”) from the Issuer for an aggregate purchase price of $13,000,000. Each Placement Unit consists of one Class A ordinary share (“Placement Share”) and one-half of one redeemable warrant (each, a “Placement Warrant”). Each whole Placement Warrant is exercisable to purchase one Ordinary Share at a price of $11.50 per share, subject to adjustment, during the period commencing on the later of (i) twelve (12) months from the date of the closing of the IPO and (ii) 30 days following the consummation of the Issuer’s initial business combination (the “Business Combination”).

The foregoing description of the Private Placement Units Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

Letter Agreement

Sponsor and the Issuer entered into a letter agreement (the “Letter Agreement”) pursuant to which Sponsor agreed to (i) waive its redemption rights with respect to its Founder Shares and public shares in connection with the completion of the Issuer’s initial Business Combination and (ii) waive its rights to liquidating distributions from the trust account with respect to its Founder Shares if the Issuer fails to complete the Business Combination within 15 months from the closing of the IPO (although the Sponsor will be entitled to liquidating distributions from the trust account with respect to any public shares it holds if the Issuer fails to complete the Business Combination within the prescribed time frame).

Voting Agreement

Pursuant to the Letter Agreement, Sponsor agreed to vote any Founder Shares, Placement Shares, and any Ordinary Shares purchased during or after the IPO (including in open market and privately negotiated transactions) in favor of the Business Combination. If the Issuer submits the Business Combination to its public shareholders for a vote, the Issuer will complete the Business Combination only if a majority of the outstanding Ordinary Shares voted are voted in favor of the Business Combination.

Lock-up Agreement

Further pursuant to the Letter Agreement, Sponsor agreed that the Founder Shares, Placement Units, and securities contained therein are not transferable or salable (i) in the case of the Founder Shares, until the earlier of (A) one year after the completion of the Business Combination or (B) subsequent to the Business Combination, (x) if the closing price of the Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination, or (y) the date on which the Issuer completes a liquidation, merger, share exchange, reorganization, recapitalization or other similar transaction that results in the Company’s public shareholders having the right to exchange their Ordinary Shares for cash, securities or other property, and (ii) in the case of the Placement Units, including the component securities therein, until 30 days after the completion of the Business Combination, with certain limited exceptions.

The foregoing description of the Letter Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

Registration Rights Agreement

In connection with the closing of the IPO, the Issuer entered into a registration and shareholder rights agreement (the “Registration and Shareholder Rights Agreement”) with Sponsor, pursuant to which Sponsor is entitled to make up to three demands, excluding short form demands, that the Issuer register Founder Shares, Placement Units, any Ordinary Shares issuable upon the exercise of Placement Warrant, any Ordinary Shares issuable upon the conversion of the Founder Shares, and any Ordinary Shares that may be issued as part of working capital loans. In addition, Sponsor has certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Business Combination and rights to require the Issuer to register for resale such securities pursuant to Rule 415 under the Securities Act.

In connection with the Conversion, the Sponsor agreed that all of the terms and conditions applicable to the Founder Shares set forth in the Letter Agreement shall continue to apply to the Ordinary Shares that the Founder Shares converted into.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

General

The Reporting Person acquired the securities described in this Schedule 13D/A for investment purposes and intends to review its investments in the Issuer on a continuing basis. Subject to the terms of the Letter Agreement, any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Letter Agreement, the Reporting Person may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions, including pursuant to registered transactions pursuant to the Registration Rights and Shareholder Agreement. In addition, the Reporting Person and its designees to the Issuer’s board of directors (the “Board”) may engage in discussions with management, the Board, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Ordinary Shares; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board. There can be no assurance, however, that the Reporting Person will propose such a transaction or that any such transaction would be successfully implemented.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

(a) – (b)

The following sets forth, as of the date of this Schedule 13D/A, the aggregate number of Ordinary Shares and percentage of Ordinary Shares beneficially owned by the Reporting Person, as well as the number of Ordinary Shares as to which the Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of or shared power to dispose or to direct the disposition of, as of the date hereof, based on 15,816,386 Ordinary Shares outstanding as of the date hereof, which is the sum of: (i) 2,383,053 Ordinary Shares held by public shareholders after the redemption of 32,116,947 Ordinary Shares, (ii) 1,450,000 Ordinary Shares issuable upon exercise of the Placement Units, and (iii) 11,983,333 Ordinary Shares which were converted from Founder Shares on January 30, 2023.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Semper Paratus Sponsor LLC	13,283,333	83.98%	13,283,333	0	13,283,333	0

The securities reported above are held of record by Sponsor and include: (i) 1,300,000 Ordinary Shares issuable upon exercise of the Placement Units and (ii) 11,983,333 Ordinary Shares which were converted from Founder Shares on January 30, 2023.

Sponsor is the record holder of the securities reported herein. Jeff Rogers is the sole managing member of the Sponsor.

(c) The Reporting Person has not effected any transactions of the Issuer’s Ordinary Shares during the 60 days preceding the date of this report, except as described in Item 4 of this Schedule 13D/A, which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Private Placement Units Purchase Agreement, Letter Agreement, and Registration and Shareholder Rights Agreement and is incorporated herein by reference. A copy of these agreements are attached as exhibits to this Schedule 13D/A, and are incorporated herein by reference.

Except as set forth herein, the Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description
1	Letter Agreement, dated November 3, 2021, by and among the Company, Semper Paratus Sponsor LLC, and the officers and directors of the Company. (Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed November 8, 2021).
2	Registration and Shareholder Rights Agreement, dated November 3, 2021, by and among the Company, Semper Paratus Sponsor LLC and Cantor Fitzgerald & Co. (Incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed November 8, 2021).
3	Private Placement Units Purchase Agreement, dated November 3, 2021, by and between the Company and Semper Paratus Sponsor LLC. (Incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed November 8, 2021).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2023

SEMPER PARATUS SPONSOR LLC

/s/ Jeff Rogers
Name:	Jeff Rogers
Title:	Managing Member